Mail Stop 3720

February 27, 2007

Mr. Ricardo Knoepfelmacher
Chief Executive Officer
Brasil Telecom Participações S.A.
SIA/Sul, ASP, Lote D, Bloco B
71215-000 - Setor de Indústria, Brasília, DF, Brazil

> Re: **Brasil Telecom Participações S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 1-14477**

Dear Mr. Knoepfelmacher:

     We have reviewed your supplemental response letter dated January 31, 2007 as well as your filing and have the following comment. As noted in our comment letter dated December 13, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Note 23. Loans and financing, page F-31

f. Covenants and guarantees, page F-33

1.   We note your response to prior comment 5. In future filings, please disclose the nature and amount of each of these charges within the applicable footnotes of your financial statements. In addition, regarding the charges relating to labor and social security obligations and the reversal of tax credits related to FUST, please expand your disclosure to explain the reasons for the charges. Specifically, address the reason that you believed that these charges were most appropriately recorded in the fourth quarter of fiscal 2005. Please provide us with the disclosure that you propose to include in future filings.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director